RENESOLA LTD

September 13, 2010

VIA EDGAR

Mr. Kevin L. Vaughn, Accounting Branch Chief
Mr. Eric Atallah, Staff Accountant
Mr. Timothy Buchmiller, Reviewing Attorney
Ms. Aslynn Hogue, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ReneSola Ltd
Form 20-F for the fiscal year ended December 31, 2009 filed on June 7, 2010
File No. 1-33911

Dear Mr. Vaughn and Mr. Atallah,

This letter sets forth the responses of ReneSola Ltd (the “Company”) to the comments contained in the letter dated August 31, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2009 Form 20-F.

Form 20-F for the year ended December 31, 2009

Item 4. Information on the Company, page 28

D. Property, Plants and Equipment, page 43

1.
Please revise future filings to describe major encumbrances on material tangible fixed assets, if any; the extent of utilization of the facilities; and how the assets were held. See Form 20-F Item 4.D. For example, we note your disclosure that some of your short-term and long-term borrowings were secured by land use rights, property, plant and equipment on page 60-61 and F-30, but you did not mention encumbrances on any of your fixed assets in your property, plants and equipment section.

The Staff's comment is noted. The Company will revise its future filings to describe major encumbrances on material tangible fixed assets, if any, and how the assets were held. Our production capacity has been growing fast and is expected to increase substantially in 2010. For instance, the annual capacity of our multicrystalline ingots and wafers increased from 320 MW in 2008 to 500 MW in 2009, and is expected to increase to 830 MW in 2010. Consistent with the industry practice, disclosure of utilization rate of our facilities would, therefore, not be meaningful to investors.

The Company proposes the following disclosure, if applicable, in future filings on Form 20-F: "As of December 31, 20XX, short-term borrowings of $XX and long-term borrowings of $XX were secured with property, plant and equipment with carrying amounts of $XX and prepaid land use rights of $XX. We own all the facilities described above and the underlying land use rights.”

Item 5 – Operating and Financial Review and Prospectus, page 43

A – Operating Results, page 44

Cost of Revenues, page 49

2.
We note your reference to gross margin excluding inventory write-downs. While disclosure of material items impacting your gross margin may be meaningful, your current disclosure results in the presentation of a non-GAAP financial measure for which you have not included all of the disclosures required by Item 10(e) of Regulation S-K. Please revise future filings to remove the non-GAAP financial measures, gross margin, excluding inventory write-downs, or otherwise provide all of the disclosures required by Item 10(e) of Regulation S-K.

The Staff's comment is noted. The Company will revise its future filings to remove the non-GAAP financial measure, gross margin excluding inventory write-down.

Critical Accounting Policies, page 53

Income tax, page 54

3.
We see that during the year ended December 31, 2009 you recognized deferred tax assets of $55,221,403 related to net operating losses of Zhejiang Yuhui and Sichuan ReneSola. Please revise future filings to address the factors considered by management in determining it is more likely than not the referenced deferred tax assets as December 31, 2009 will be realized. Discuss uncertainties surrounding the realization of the deferred tax asset and material assumptions underlying your determination that the net asset will be realized. If the asset’s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, describe these assumed future events, quantified to the extent practicable. Refer to paragraphs 740-10-30-16 through 25 of the FASB Accounting Standards Codification.

The Staff's comment is noted. The Company will revise in its future filings to include the following language to address the factors considered by management in determining it is more likely than not the referenced deferred tax assets will be realized: "The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating losses in the China solar industry, tax planning strategies implemented and other tax planning alternatives. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in the period in which the allowance is recorded."

Additionally, in assessing the realizability of the deferred tax assets and the need for a valuation allowance as of December 31, 2009, management considered the sufficiency of future taxable income. Our actual 2010 operations have generated significant profits to support the realizability of deferred tax assets going forward.

Liquidity and Capital Resource, page 60

4.
We note that as of December 31, 2009, you had outstanding short-term borrowings of $358.6 million that were due within one year. We further note that a portion of these borrowings is trade financing and can be rolled over. Please revise future filings to quantify the amount of outstanding short-term financing that can be rolled over and how this could impact your liquidity.

The Staff's comment is noted. The Company will revise in its future filings to quantify the amount of outstanding short-term financing that can be rolled over and how this could impact the Company's liquidity with the following language: “As of December 31, 20XX, we had outstanding short-term borrowings of $XX, part of which is trade financing amounting to $XX and can be rolled over. We have historically been able to obtain extensions of our short-term credit facilities before they mature. The majority of our short-term borrowings are provided by some of the largest banks in China which remain financially sound. Historically, most of these Chinese banks, when requested, have extended the terms of their credit facilities before the maturity dates of the outstanding borrowings. We believe our ability to extend our short-term credit facilities prior to their maturity remains strong in the current credit environment, and do not believe such conditions will impact our ability to obtain extensions or alternative financing from our Chinese bank lenders. In the event we are unable to obtain extensions of these facilities or alternative funding in the future, we plan to repay these short-term bank borrowings with our cash on hand, short term investments, cash generated by our operating activities as well as other equity or debt issuances.”

5.	We note that some of your long-term loan agreements contain financial covenants. Please revise future filings to quantify your most restrictive covenants.

The Staff's comment is noted. The Company will revise in its future filings the quantification of our most restrictive covenants to include the following language: "Our most restrictive covenants require us to maintain minimum levels of net assets and debt to asset ratios of XX and XX, and gross profit margin of our subsidiary Sichuan ReneSola was above the lowest gross profit margin of companies in the global polysilicon industry, which was XX for the year ended December 31, 20X0, as required by our loan agreement.

E. Off-balance Sheet Arrangements, page 67

6.
We note your disclosure that there were no material off-balance sheet arrangements. “other than those discussed under ‘Item 5. Operating and Financial Review and Prospectus – F. Tabular Disclosure of Contractual Obligations.’” However, we also note that your tabular disclosure of contractual obligations does not appear to discuss any off-balance sheet arrangements. Please tell us whether you had any material off-balance sheet arrangements. If you had off-balance sheet arrangements, please tell us how they are disclosed in the tabular disclosure of contractual obligations.

We respectfully advise the Staff that for the fiscal year ended December 31, 2009, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and that were material to investors. In future filings, we will undertake to either state expressly that we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and that is material to investors or, in the alternative to provide all required disclosures for the period under consideration.

Note 2 – Summary of Principal Accounting Policies, page F-11

U – Warranty Costs, page F-17

7.
We note that you provide product warranties for 10 to 25 years, and that your record an estimated warranty liability based on “an assessment of the Company’s and competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances.” Please revise future filings to clearly disclose the significant “other assumptions that are considered reasonable under the circumstances.” Additionally please disclose your warranty accrual rate.

The Staff's comment is noted. The Company will revise its future filings to clearly include the following language: "Other assumptions are additional factors that affect estimates of warranty costs, including industry data for warranty claim activities for themselves and competitors and academic research. Such data is widely available. We acknowledge that such estimates are subjective, and we will continue to analyze our claim history and the performance of our products compared to our competitors, industry data for warranty claims and other assumptions such as academic research to determine whether our accrual is adequate. In addition, as a recent entrant in the market, the Company has adopted a warranty accrual rate of 1.0% of PV module revenues."

Note 3 – Acquisition of JC Solar, page F-21

8.
We note that the intangible assets you acquired were recognized based on a valuation conducted by an independent valuation firm. Please describe for us the nature and extent of the independent valuation firm’s involvement in the determination of the fair value of these assets and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

The Company respectfully advises the Staff that an independent valuation firm provided assistance in the analysis as to the estimated fair values of the tangible and intangible assets as at the acquisition date. The independent valuation firm prepared their analysis under the income approach, a commonly adopted valuation methodology. Management prepared the purchase price allocations and in doing so considered and relied in part upon a report of a third party expert. Under the circumstances, we do not believe a written consent letter of the independent valuation firm is required under the guidance of Rule 436(b) of Regulation C and Question 141.02 of the Staff’s Compliance and Disclosure Interpretations.

The Company will revise in its future filings to clearly disclose that the attributes of the purchase price allocation are those of management with the following language: "The Company recognized order backlog and customer relationships as acquired intangibles".

Note 7 – Fair Value Measurements, page F-24

9.
We note that October 22, 2009 you settled a supplier advance of $19,019,325 in exchange for common shares of that supplier. We further note that during the period ending December 31, 2009 you recorded an other than temporary impairment on these securities of $13,366,936. Please tell us how you valued the shares you received from the supplier at October 22, 2009. Describe to us the circumstances that led to the significant other than temporary impairment of the investment from October 22, 2009 to December 31, 2009.

The Company respectfully advises the Staff that the supplier is a publicly traded entity on the Canadian Exchange and, as such, we recorded our investment on October 22, 2009, at the then closing price on the day we received the shares. The stock price then severely declined from October 22, 2009 to December 31, 2009, as the investment was experiencing significant liquidity issues. The investment was a going concern at December 31, 2009 and continues to be a going concern subsequent to year end. The investment has continued to restructure debt and equity to improve its financial condition but the stock price had not recovered in 2010. As a result, we gave consideration to ASC 320-10-35, and as the loss in value was severe, it did not recover but continued to decline in value subsequent to the balance sheet date, and the investment was and continues to be a going concern (as the opinion on the financial statements included an explanatory paragraph regarding substantial doubt about the entity’s ability to continue as a going concern), with continued liquidity issues, we concluded that the impairment was other than temporary.

Note 8 – Income Taxes, page F-26

10.
Please revise future filings to include disclosure of the components of income (loss) before income tax expense (benefit) as either domestic or foreign as required by Rule 408(h)(1)(i) of Regulation S-X.

The Staff's comment is noted. The Company will revise its future filings to include the disclosure of components of income (loss) before income tax expense (benefit) as either domestic or foreign.

Note 11 – Convertible Bond, page F-31

11.
We note that you repurchased about RMB 713,900,000 par value convertible bond for $84,121,078 and 4,000,000 common shares. We further note that you recognized an aggregate gain of $7,995,337 on this transaction. Please explain to us how you accounted for the transaction and provide us with your calculation of the gain you recognized. Please cite any authoritative literature upon which you are relying.

The Company respectfully advises the Staff that we accounted for the repurchase of convertible bonds by taking reference of 470-50-40 for the cash consideration portion paid to holders to extinguish their convertible bonds and 470-20-05-10 for the additional consideration paid to holders to induce them to convert their bonds.

The Company respectfully advises the Staff that we accounted for the repurchase of convertible bonds pursuant to ASC 470-50-40-4 and recognized the difference between the cash consideration paid to holders and the carrying amount of the convertible bonds as a gain. Cash consideration of US$84,121,078 was paid for repurchasing the convertible bonds with the carrying amount of US$97,165,524, including the unamortized premium, accrued interests, and associated unamortized deferred issuance costs of $543,789 (which was recorded as a separate line item on balance sheet). As a result, the Company recognized a gain of US$12,500,657 (97,165,524 - 543,789 – 84,121,078). The entries are:

Dr: Convertible bonds	US$97,165,524
Cr: Deferred issuance costs	US$543,789
Cr: Cash	US$84,121,078
Cr: Gain on repurchase of CB	US$12,500,657

The Company made an inducement offer in 2009 and issued 4,000,000 common shares to extinguish the convertible bonds with a carrying value of $10,578,872 and deferred issuance costs of $104,723. The inducement offer qualified for inducement as defined by ASC 470-20-40-16 as the transaction conversion privilege was exercisable only for a limited period of time and included all equity securities issuable pursuant to the conversion privileges included in the original debt term. As such, pursuant to ASC 470-20-40-16, the Company accounted for the fair value of the common shares issued in excess of the common shares issuable pursuant to the original conversion terms, in the amount of $4,505,320, as an inducement expense in the current period, reported in Gain on repurchase of convertible bond in the consolidated financial statements. The entries are:

Dr: Convertible bonds	US$10,578,872
Dr: Loss (netted with gain on repurchase of CB)	US$4,505,320
Cr: Deferred issuance costs	US$104,723
Cr: Common shares	US$14,979,469

*          *          *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at +86 573 8477 3372, or our U.S. counsel, Latham & Watkins LLP, attention: Benjamin Su at +86 10 5965 7016.

Very truly yours,

By:	/s/ Julia Xu
Name: Julia Xu
Title: Chief Financial Officer

cc:	David Zhang, Latham & Watkins LLP
 Benjamin Su, Latham & Watkins LLP